

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Harold Hofer
Chief Executive Officer
Elevate.Money REIT I, Inc.
4600 Campus Drive, Suite 201
Newport Beach, CA 92660

> **Re: Elevate.Money REIT I, Inc.**
> **Offering Statement on Form 1-A**
> **Post Qualification Amendment No. 3**
> **Filed July 27, 2021**
> **File No. 024-11284**

Dear Mr. Hofer:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 3 Filed July 27, 2021

General

1. We note your revisions in response to comment 2, including that you have "only been required to pay" the escrow administration fee to date. Please clarify whether any other escrow fees have been earned or waived. Please also disclose which, if any, distribution fees are capped at $5,000, as we note your Offering Circular Supplement filed March 11, 2021 disclosed "a distribution fee (not to exceed $5,000)." Alternatively, please explain this apparent discrepancy. Please also file the escrow agreement outlining these escrow fees. Refer to Item 17.8 of Part III of Form 1-A for guidance.

2.   We note your disclosure of $44,950 aggregate gross offering proceeds to date. Please disclose all material facts concerning these transactions, including the manner of sale and the approximate dollar value of transactions with related persons. Refer to Item 404(d) and Instruction to Item 404(a) of Regulation S-K for guidance.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Gregory W. Preston, Esq.